                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
    1934 [fee required]

                    For the fiscal year end December 31, 2002

                                       OR

[  ]  Transition Report Pursuant to Section 15(d) of the Securities Exchange
      Act of 1934 [no fee required]

For the transition period from _________   to ____________    Commission file
number _________

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  Genesis Health Ventures, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Genesis Health Ventures, Inc.
                              101 East State Street
                            Kennett Square, PA 19348
                                 (610) 444-6350

Genesis Health Ventures, Inc. Retirement Plan Financial Statements, Supplemental Schedule and Exhibits as of December 31, 2002 and 2001 and for the year ended December 31, 2002.

The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.

Items 1 - 3:      Not applicable under ERISA filing.

Item 4:           Financial Statements and Exhibits.

                          GENESIS HEALTH VENTURES, INC.
                                 RETIREMENT PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                          GENESIS HEALTH VENTURES, INC.
                                 RETIREMENT PLAN



                                Table of Contents



                                                                                                                   Page

Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Benefits, December 31, 2002 and 2001                                           2

Statements of Changes in Net Assets Available for Benefits, Years ended December 31, 2002 and 2001                    3

Notes to Financial Statements                                                                                         4

Schedule:

1    Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2002                               10



                          Independent Auditors' Report



The Pension Committee and the Participants
Genesis Health Ventures, Inc. Retirement Plan:


We were engaged to audit the accompanying statements of net assets available for benefits of the Genesis Health Ventures, Inc. Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 12, 2003

                         GENESIS HEALTH VENTURES, INC.
                                RETIREMENT PLAN

                Statements of Net Assets Available for Benefits

                          December 31, 2002 and 2001

                                                                2002                  2001
                                                          --------------          ------------
Assets:
     Investments, at fair value                            $ 173,491,054           180,362,747
     Employer matching receivable                              5,570,912             6,211,685
     Employee contribution receivable                          1,633,310             1,958,329
     Loans to participants                                     6,435,615             5,786,895
                                                           -------------           -----------
                 Total assets                                187,130,891           194,319,656
                                                           -------------           -----------
Liabilities:
     Due to administrator                                         61,358                49,162
                                                           -------------           -----------
                 Total liabilities                                61,358                49,162
                                                           -------------           -----------
Net assets available for benefits                          $ 187,069,533           194,270,494
                                                           =============           ===========




See accompanying notes to financial statements.

                         GENESIS HEALTH VENTURES, INC.
                                RETIREMENT PLAN

          Statements of Changes in Net Assets Available for Benefits

                    Years ended December 31, 2002 and 2001

                                                                                      2002                  2001
                                                                                 -------------          ------------
Additions:
     Contributions:
        Employees                                                                $  30,989,680            29,014,037
        Employer                                                                     5,570,912             6,211,685
        Rollovers                                                                      733,950               415,454
     Interest income and dividends                                                   1,781,200             1,730,891
     Transfers from affiliated plans                                                   400,983               386,783
                                                                                 -------------           -----------
                 Total additions                                                    39,476,725            37,758,850
                                                                                 -------------           -----------
Deductions:
     Administrative expenses                                                         1,130,936             1,037,546
     Distributions                                                                  18,185,083            28,810,187
     Net depreciation in fair value of investments                                  27,257,115            30,699,411
     Transfers to affiliated plans                                                     104,552                   --
                                                                                 -------------           -----------
                 Total deductions                                                   46,677,686            60,547,144
                                                                                 -------------           -----------
                 Net decrease                                                       (7,200,961)          (22,788,294)
Net assets:
     Beginning of year                                                             194,270,494           217,058,788
                                                                                 -------------           -----------
     End of year                                                                 $ 187,069,533           194,270,494
                                                                                 =============           ===========


See accompanying notes to financial statements.

                          GENESIS HEALTH VENTURES, INC.
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(1)    Description of the Plan

       The following description of the Genesis Health Ventures, Inc. Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is for the benefit of all employees of Genesis Health Ventures, Inc. (the Company) who complete six consecutive months during which they have been credited with at least 500 hours of service in their first six months or if initial eligibility is not met, employees who complete 12 consecutive months of service during which they have been credited with at least 1,000 hours of service in their first year or any calendar year thereafter, and who have not been employed under the terms and conditions of a collective bargaining agreement. The Plan was adopted on January 1, 1989, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code.

       (b)    Contributions

              Eligible employees may make a voluntary, tax-deferred annual contribution of up to $11,000 to the Plan for the year ended December 31, 2002. This figure is adjusted annually for inflation as provided under the Internal Revenue Code. In addition, effective in 2002, each eligible participant who has attained age 50 before the close of the Plan year is eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. For 2002, the catch-up contribution limitation is $1,000.

              Each plan year, the board of directors of the Company may fix the proportionate matching contribution at any level, and intends to announce the level of such contributions in advance of each plan year. During the year ended December 31, 2002, the Company contributed amounts on behalf of each participant as 50% of the individual's contribution, limited to 1.5% of the employee's annual salary. During the year ended December 31, 2001, the Company contributed amounts on behalf of each participant as follows:

              For one to six years of service - 50% of the individual's contribution, limited to 1% of the employee's annual salary.

              For seven years or more of service - 75% of the individual's contribution, limited to 3% of the employee's annual salary.

              The Company may also elect to make an additional profit-sharing contribution to the Plan. Such contribution is a discretionary contribution, subject to approval by the Company's board of directors. The Company did not elect to make any profit-sharing contributions for the year ended December 31, 2002 and 2001.

                          GENESIS HEALTH VENTURES, INC.
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

              In order for a participant to share in the employer's matching and/or profit-sharing contributions for any plan year, the participant must have met one of the following conditions during the plan year to be considered an "active participant:"

              (a) Remained employed on the last day of the plan year;
              (b) retired;
              (c) died; or
              (d) became disabled.

              In addition, a participant is also required to have a minimum of 1,000 hours of service in the plan year to share in profit-sharing contributions.

       (c)    Forfeitures

              Forfeitures of nonvested Company contributions are used to offset such future contributions.

       (d)    Participant Accounts

              Participants have a nonforfeitable interest in their contributions at all times, although there are certain restrictions and options on withdrawals. The participants' vested interest in their accounts under the Plan as it is attributable to employer matching contributions and employer profit-sharing contributions is as follows:

              (a) With regard to employer matching contributions and employer profit-sharing contributions made for Plan years after December 31, 2001:

                                                                Participant's
                 Participant's                                     vested
           years of vesting service                              percentage
    -------------------------------------                      ---------------

     Less than 2 years of vesting service                            None
     2 years of vesting, but fewer than 3                            20%
     3 years of vesting, but fewer than 4                            40%
     4 years of vesting, but fewer than 5                            60%
     5 years of vesting, but fewer than 6                            80%
     6 years or more                                                 100%

                          GENESIS HEALTH VENTURES, INC.
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


              (b) With regard to employer matching contributions and employer profit-sharing contributions made for Plan years on or before December 31, 2001:

                                                                Participant's
                               Participant's                        vested
                              years of service                    percentage
                           ---------------------               ---------------

                           Fewer than five years                     None
                           Five years or more                        100%
                           Attainment of age 65,
                             death, or disability
                             while in the employ of
                             the Company                             100%


              The Plan provides for modification of the vesting schedule to 100% after three or more years of service in certain situations.

       (e)    Payment of Benefits

              Normal and deferred retirement benefits, disability benefits, and vested benefits are generally distributed as a single sum. A participant may request that normal retirement benefits be distributed in approximately equal installments over a period of years not to exceed the life expectancy of the participant and the participant's designated beneficiary.

       (f)    Investment Income

              Unrealized appreciation (depreciation) of investments is determined based upon quoted market values. Dividends, interest income, and capital gains (losses) are reinvested. Such amounts are added to or deducted from the participants' accounts based on the terms of the Plan.

(2)    Summary of Significant Accounting Policies

       The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

       (a)    Administrative Expenses

              Most administrative expenses incurred in the operation of the Plan are paid by the Plan.

       (b)    Investments

              Plan investments are stated at fair value based on their quoted net asset value. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

       (c)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                          GENESIS HEALTH VENTURES, INC.
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(3)    Investments

       A participant may direct contributions in any of the following investment options in increments of 1%:

       AIM Basic Value Fund seeks long-term capital appreciation and invests in large value funds.

       Federated Capital Preservation Fund invests primarily in guaranteed investment contracts.

       Janus Fund invests primarily in large-cap equity funds.

       Janus Adviser Worldwide Fund invests primarily in common stocks of foreign and domestic companies.

       Wachovia Diversified Bond Group Trust Fund invests in full maturity bonds.

       Wachovia Enhanced Stock Market Fund invests in large-cap equity index funds.

       Vanguard Wellington Fund invests in a balance of equities and fixed income securities.

       MFS Capital Opportunities Fund invests in large and mid-cap equity funds.

       MFS New Discovery Fund invests in small-cap equity funds.

       Dreyfus Mid Cap Index Fund invests in mid-cap equity funds.

       Genesis Health Ventures Stock Fund invests primarily in Company common stock.

       The following presents the investment balances at December 31, 2002 and 2001:

                                                            2002                      2001
                                                        --------------             -----------
AIM Basic Value Fund                                    $      244,957                      --
Federated Capital Preservation Fund*                        41,542,961              35,674,142
Janus Fund*                                                 37,657,949              53,601,529
Janus Adviser Worldwide Fund*                               22,557,685              31,299,052
Wachovia Enhanced Stock Market Fund*                        10,547,234              12,320,965
Wachovia Diversified Bond Group Trust Fund*                 24,076,058              17,664,265
Vanguard Wellington Fund                                    28,247,958              24,803,789
MFS Capital Opportunities Fund                               4,101,656               4,128,982
MFS New Discovery Fund                                       1,324,793                 870,023
Dreyfus Mid Cap Index Fund                                   2,764,436                      --
Genesis Health Ventures, Inc. Stock Fund                       425,367                      --
                                                        --------------             -----------
                                                        $  173,491,054             180,362,747
                                                        ==============             ===========


       *Represents 5% or more of the Plan's net assets.

                          GENESIS HEALTH VENTURES, INC.
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       During 2002, the Plan's investments in Funds and the Genesis Health Ventures, Inc. Stock Fund (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $27,211,186 and $45,929, respectively.

       During 2001, the Plan's investments, which consisted solely of Funds, depreciated in value by $30,699,411.

(4)    Forfeitures

       The employer contributions for the 2002 and 2001 plan years are made subsequent to Plan year-end, and are offset by nonvested forfeiture accounts. As of December 31, 2002 and 2001, forfeiture accounts available for and to be used for the reduction of future employer contributions was $342,066 and $842,509, respectively.

       The total of nonvested forfeiture accounts used to reduce employer contributions in 2002 and 2001 was $842,509 and $518,392, respectively.

(5)    Federal Income Tax

       The Internal Revenue Service has determined that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and thus is a qualified plan for federal income tax purposes. A favorable determination letter was received March 10, 2003. The Company believes the Plan, as amended, continues to operate and qualify as designed.

(6)    Plan Termination

       Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, and/or terminate the Plan at any time. Upon termination, all participants will become fully vested in the amounts standing to their credit under the Plan.

(7)    Loan Fund

       Participants are able to borrow up to 50% of their vested balance with a minimum loan of $1,000 and a maximum loan of $50,000. Such loans are generally repaid through payroll deductions over a period not to exceed five years and bear interest at prime rate at the date of the loan. Only one loan outstanding at a time is permitted. Prior plans merged into the Plan permitted multiple loans, which were grandfathered into the Plan.

(8)    Party-in-Interest Transactions

       Plan investments in the Wachovia Diversified Bond Group Trust Fund and the Wachovia Enhanced Stock Market Fund are shares of funds managed by Wachovia Bank, N.A., the trustee. These transactions qualify as party-in-interest transactions.

       During 2002, Plan incurred $831,150 of administrative fees for Wachovia's trustee and record-keeping services. During 2001, the Plan incurred $1,037,546 of administrative fees for First Union Bank, N.A.'s trustee and record-keeping services. These transactions qualify as party-in-interest transactions.

                          GENESIS HEALTH VENTURES, INC.
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

       Plan investments in the Genesis Health Ventures, Inc. Stock Fund consists primarily of shares of the plan sponsor's publicly traded stock. These transactions qualify as party-in-interest transactions.

(9)    Reconciliation of Financial Statements of Form 5500

       The following is a reconciliation of net assets available for plan benefits as of December 31, 2002, from the financial statements to the Form 5500:




                                                                     2002
                                                               -------------
Net assets available for benefits per the
   financial statements                                        $ 187,069,533
Employer and participant receivables                             (7,204,222)
Amounts due to administrator                                           61,358
                                                               -------------
Net assets available for benefits per the the Form 5500        $ 179,926,669
                                                               =============

                                                                      Schedule 1
                         GENESIS HEALTH VENTURES, INC.
                                RETIREMENT PLAN

          Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2002

                                                                                        Shares or
  Description                                                                         face amount      Fair value
  ------------                                                                        ------------    -------------
Funds:
     Federated Capital Preservation Fund                                                3,751,566     $  41,542,961
     Janus Fund                                                                         2,113,241        37,657,949
     Janus Adviser Worldwide Fund                                                       1,043,854        22,557,685
     Wachovia Diversified Bond Group Trust Fund*                                          673,883        24,076,058
     Wachovia Enhanced Stock Market Fund*                                                 188,981        10,547,234
     Vanguard Wellington Fund                                                           1,150,161        28,247,958
     MFS Capital Opportunities Fund                                                       439,149         4,101,656
     MFS New Discovery Fund                                                               115,905         1,324,793
     AIM Basic Value Fund                                                                  11,206           244,957
     Dreyfus Mid Cap Index Fund                                                           158,239         2,764,436
Stock Fund:
     Genesis Health Ventures, Inc. Stock Fund *                                            42,104           425,367
Loans to participants (interest rates range from 4.25% to 11%)*                                           6,435,615
                                                                                                      -------------
Total investments                                                                                     $ 179,926,669
                                                                                                      =============

* Represents a party-in-interest.





See accompanying independent auditors' report.

                                   SIGNATURES



The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.



                                  GENESIS HEALTH VENTURES, INC. RETIREMENT PLAN

                                                                  (Name of Plan)







                                             By:  /s/ James W. Tabak
                                                 -------------------------------
                                             James W. Tabak, Sr. Vice President,
                                             Human Resources



Date:  June 30, 2003

                                  EXHIBIT INDEX

Item
----

23       Consent of Independent Auditors

99 Certificate of James W. Tabak, Senior Vice President, Human Resources of the Company dated June 30, 2003 pursuant to 18 U.S.C.
         Section 1350.